NOTICE OF CHANGE OF AUDITOR

TO:    KPMG LLP (Canada), Chartered Professional Accountants (“KPMG Canada”)
AND TO:    KPMG LLP (U.S.), Chartered Professional Accountants (“KPMG U.S.”)
AND TO:    Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission, New Brunswick
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and
Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities Nunavut

RE:    Notice Regarding Change of Auditor pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”)

DATE:    October 8, 2026

BSR Real Estate Investment Trust (the “REIT”) hereby gives notice pursuant to Section 4.11 of NI 51-102 as follows:
1.At the request of the REIT, KPMG Canada has resigned as the REIT’s auditor effective as of October 7, 2026 (the “Resignation Date”).
2.On the Resignation Date, the REIT appointed KPMG U.S. to fill the vacancy created by the resignation of KPMG Canada, and to hold such position until the close of the next annual meeting of unitholders of the REIT.
3.The resignation of KPMG Canada as auditor of the REIT and the appointment of KPMG U.S. as auditor of the REIT were considered and approved by the REIT’s audit committee and board of trustees.
4.No modified opinion was expressed in KPMG Canada’s report on any of the financial statements of the REIT relating to the period during which KPMG Canada was the REIT’s auditor.
5.There have been no “reportable events”, as such term is defined in NI 51-102
[Signature page follows.]

DATED as of the date first written above.

BSR REAL ESTATE INVESTMENT TRUST
Per:	“Thomas Cirbus”
Name: Thomas Cirbus
Title: Chief Financial Officer